FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of 13 November 2008

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This AMENDED AND RESTATED EMPLOYMENT AGREEMENT, (“Agreement ”) is entered into as of November 12, 2008, by and among STERLING JEWELERS INC., a Delaware corporation (the “Company ”), SIGNET JEWELERS LIMITED, a Bermuda corporation (“Signet ”), and TERRY BURMAN (the “Executive ”).

W I T N E S S E T H

WHEREAS, the Company is engaged in the business of operating a chain of retail jewelry stores in the United States (the “Business ”); and

WHEREAS, the Company is a wholly-owned subsidiary of Signet (Signet, together with its subsidiaries, the “Signet Group”); and

WHEREAS, the Company, Signet Group plc, and the Executive entered into an Amended and Restated Employment Agreement, dated as of February 19, 2008 (as amended to the date hereof, the “Prior Agreement”); and

WHEREAS, the parties hereby desire to make certain additional amendments to the Prior Agreement and, in connection, therewith, to amend and restate the Prior Agreement;

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and obligations hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:

1.      Employment and Term. The Company shall continue to employ the Executive, and the Executive hereby agrees to continue to remain employed by the Company, in the capacities and on the terms and subject to the conditions set forth herein. The Executive’s employment hereunder shall continue as hereinafter provided until (i) terminated by either party in accordance with Section 4 of this Agreement, or if not therein provided, upon one (1) year’s notice in writing, such notice to include the day on which it was given, or (ii) if earlier, on January 29, 2011 (the “Term of Employment”).

2.      Duties .

(a)      During the Term of Employment, the Executive shall serve as Chief Executive Officer of Signet (the “Group Chief Executive”) and Chairman of the Board of Directors of the Company. As Group Chief Executive, the Executive shall be the most senior officer of Signet, with all supervisory authority and power over the other senior officers of Signet and any of its affiliates and with such other powers, duties, and responsibilities with respect to the business of Signet as are customary to his offices and positions or as the Board of Directors of Signet (the “Board of Signet ”) may request consistent therewith, including, but not limited to, the development and presentation to the Board of Signet of strategy, medium term plans and budgets, compliance with legal and corporate governance requirements, recommendations on the appointment and remuneration of senior executives, and management development. The Executive shall devote such time as may be necessary to perform the role of Group Chief Executive to the satisfaction of the Board of Signet.

(b)	For the purposes of Section 2(a) above, the Executive shall report through the Chairman of the Board of Signet to the Board of Signet.

(c)	In addition, while it is understood that the right to elect directors of Signet and the Company is by law vested in the shareholders of Signet and the Company, respectively, it is nevertheless contemplated, subject to such right, that the Executive shall, at all times during the Term of Employment, be a Director of Signet and Chairman of the Board of Directors of the Company. The Executive shall serve as a Director of Signet and Chairman of the Board of Directors of the Company without any additional compensation other than as specified in this Agreement.

(d)	The Executive shall serve Signet and the Company faithfully and to the best of his ability in such capacities, devoting substantially all of his business time, attention, knowledge, energy, and skills to such employment.

(e)	If so requested and elected, the Executive also shall serve during any part of the Term of Employment as any other officer or director of Signet’s or the Company’s subsidiaries without any additional compensation other than as specified in this Agreement.

(f)	The Executive shall be based at the Company’s offices in Akron, Ohio and shall reside in the Akron, Ohio area, but the Executive shall travel as reasonably required in connection with the performance of his duties hereunder.

3.      Compensation and Benefits.

(a)           As full and complete compensation to the Executive for his execution and delivery of this Agreement and performance of the services required hereunder, the Company shall pay, grant, or provide to the Executive during the Term of Employment, and the Executive agrees to accept, the following salary and other compensation and benefits (all such amounts to be calculated in United States dollars):

(i)      a base salary, payable in accordance with the Company’s standard payroll practices for senior executive officers, of at least $1,622,250 per annum (“Base Salary ”), which Base Salary shall be increased by 3% on each of April 1, 2009 and April 1, 2010;

(ii)	an annual short-term bonus, payable in accordance with certain performance goals (the “Performance Goals”) relating to the Signet Group to be established by the Remuneration Committee of the Board of Signet (the “Committee ”), in an amount from 0% to 200% of Base Salary (the “Short-Term Bonus”). The Short-Term Bonus will be paid in a cash lump sum on the 30th of April following the end of Signet’s applicable fiscal year;

(iii)	an annual allocation in an amount equal to 20% of Base Salary shall be made on the Executive’s behalf under the Company’s deferred compensation plan (the “Deferred Compensation Plan ”);

(iv)	medical and dental insurance for the Executive and his spouse in accordance with the benefit plans adopted by the Company for its senior executive officers; life insurance providing for a death benefit payable to the Executive’s beneficiary of an amount equal to the Executive’s annual Base Salary; and long-term disability insurance providing for a long-term disability benefit of $15,000 per month and otherwise on the terms and conditions in effect from time to time for the benefit of the Company’s senior executive officers;

(v)	the use of an automobile, including automobile telephone, maintenance, repairs, insurance, and all costs reasonably incident thereto; annual dues for the World Presidents’ Organization; and all of the costs incident to a full resident membership in one country club of the Executive’s choice in the Akron, Ohio area; provided that, subject to Section 3(b) hereof, all of the foregoing shall be in accordance with the policies and procedures of the Company as in effect from time to time for senior executive officers;

(vi)	reimbursement for all reasonable business-related expenses incurred by the Executive, including first class travel for the Executive as required, it being understood that the Executive’s spouse may accompany the Executive in first class travel for up to four business trips annually (one of which may be to a destination other than the United Kingdom), all in accordance with the policies and procedures of the Company as in effect from time to time for senior executive officers. If the Executive’s spouse should otherwise accompany the Executive on a business trip in which both the Executive and spouse travel in business class, the Company will reimburse the Executive for the cost of a first class ticket for such trip, all other expenses relating to his spouse to be borne by the Executive;

(vii)	reimbursement for all reasonably incurred out-of-pocket living expenses in respect of the Executive’s business trips to the United Kingdom for the purpose of performing his duties as Group Chief Executive of Signet;

(viii)	five (5) weeks per calendar year of paid vacation in accordance with the policies and procedures of the Company as in effect from time to time for senior executive officers;

(ix)	such other perquisites and benefits as may be made available generally from time to time by the Company or Signet to its senior executive officers; and

               (x)      a retention bonus (the "Retention Bonus") equal to $6,547,709, in lieu of the grant of any award under the Signet Jewelers Limited Long-Term Incentive Plan 2008 (the "LTIP 2008") and the Signet Jewelers Limited US Stock Option Plan 2008 (the "SOP 2008") in fiscal years ending in 2010 and 2011. The Retention Bonus shall be paid, subject to Section 21, in a cash lump sum on January 31, 2011, subject to the Executive’s continued employment hereunder through January 29, 2011; provided, however, that the Retention Bonus shall vest and be paid to the extent provided in, and in accordance with, Sections 4(a), 4(b), 4(d), 4(e), and 4(h) upon termination of the Executive’s employment as described therein.

(b)      Notwithstanding anything to the contrary in Section 3(a) or elsewhere in this Agreement or any contrary provision of any plan, arrangement, agreement, policy, or procedure of the Company or Signet:

(i)      no reimbursements or in-kind benefits provided under this Agreement (including, without limitation, Section 4) in respect of one calendar year shall affect the amounts payable in any other calendar year;

(ii)	no reimbursement or in-kind benefit due to the Executive under this Agreement (including, without limitation, Section 4) shall be subject to liquidation or exchange for another benefit; and

(iii)	any reimbursements made to the Executive pursuant to this Agreement (including, without limitation, Section 4) or otherwise, and any in-kind benefits, shall be paid or provided no later than the earlier of (A) the time period specified in the Company’s established reimbursement policies and procedures, or (B) the last day of the calendar year following the calendar year in which the expense was incurred.

4.      Termination .

(a)      Permanent Disability . In the event of the permanent disability (as hereinafter defined) of the Executive during the Term of Employment, the Company shall have the right, upon written notice to the Executive, to terminate the Executive’s employment hereunder, effective upon the giving of such notice (or such later date as shall be specified in such notice). Upon such termination, the Company shall have no further obligations hereunder, except to pay the Executive his Base Salary and the Short-Term Bonus (whether or not vested), each prorated to the effective date of the Executive’s termination or provide the Executive any benefits to which the Executive may otherwise have been entitled but for the Executive’s permanent disability prorated to the effective date of termination, and the Executive shall continue to have the obligations provided for in Sections 6 and 7 hereof. The Short-Term Bonus will be paid in a cash lump sum on the 30th of April following the end of Signet’s applicable fiscal year. In addition, upon such termination of employment, the Executive shall receive a pro rata portion of the Retention Bonus. The “pro rata portion” of the Retention Bonus shall be determined by multiplying the Retention Bonus by a fraction, the numerator of which is the number of calendar days of the Executive’s employment from the date of this Agreement through his date of employment termination and the denominator of which is the total number of calendar days from the date of this Agreement through January 29, 2011. Such pro rata portion of the Retention Bonus will be paid in a cash lump sum within 30 days following termination of the Executive’s employment for permanent disability; provided that if such 30-day period begins in one calendar year and ends in another, the Executive shall not have the right to designate the calendar year of payment. For purposes of this paragraph, “ permanent disability” means any physical or mental disability or incapacity which renders the Executive incapable of performing the services required of him in accordance with his obligations under Section 2 for a period of three consecutive months or for shorter periods aggregating three months during any twelve-month period.

(b)	Death. In the event of the death of the Executive during the Term of Employment, this Agreement shall automatically terminate and the Company shall have no further obligations hereunder, except to pay the Executive’s beneficiary or legal representative the Base Salary and the Short-Term Bonus (whether or not vested) to which the Executive may otherwise have been entitled, each prorated to the date of death. The Short-Term Bonus will be paid in a cash lump sum on the 30th of April following the end of Signet’s applicable fiscal year. In addition, upon such termination of employment, the Executive’s beneficiary or legal representative shall receive a pro rata portion of the Retention Bonus. The “pro rata portion” of the Retention Bonus shall be determined as indicated in Section 4(a) above. Such pro rata portion of the Retention Bonus will be paid in a cash lump sum within 30 days following termination of the Executive’s employment by reason of death; provided that if such 30-day period begins in one calendar year and ends in another, the Executive’s beneficiary or legal representative shall not have the right to designate the calendar year of payment.

(c)	Cause. The Company shall have the right, upon written notice to the Executive, to terminate the Executive’s employment under this Agreement for Cause (as hereinafter defined), effective upon the giving of such notice (or such later date as shall be specified in such notice), and the Company shall have no further obligations hereunder, except to pay the Executive any amounts or provide the Executive any benefits to which the Executive may otherwise have been entitled prorated to the effective date of termination, and the Executive shall continue to have the obligations provided for in Sections 6 and 7 hereof.

          For purposes of this Agreement, “Cause ” means:

  (i)      fraud, embezzlement or gross insubordination on the part of the Executive or material breach by the Executive of his obligations under Section 6 or 7 hereof;

(ii)	conviction of or the entry of a plea of nolo contendere by the Executive for any felony;

(iii)	a material breach of, or the willful failure or refusal by the Executive to perform and discharge, his duties, responsibilities or obligations under this Agreement (other than under Sections 6 and 7 hereof, which shall be governed by clause (i) above, and other than by reason of permanent disability or death) that is not corrected within 30 days following written notice thereof to the Executive by the Company, such notice to state with specificity the nature of the breach, failure or refusal; provided that if such breach or failure cannot reasonably be corrected within 30 days of written notice thereof, correction shall be commenced by the Executive within such period and may be corrected within a reasonable period thereafter; or

(iv)	any act of moral turpitude or misconduct by the Executive which, (A) is intended to result in substantial personal enrichment of the Executive at the expense of the Company, any member of the Signet Group, or their affiliates, or (B) has a material adverse impact on the business or reputation of the Company, any member of the Signet Group or their affiliates (such determination to be made by the Board of Signet in its reasonable judgment).

(d)      Without Cause . The Company shall have the right to terminate the Executive’s employment under this Agreement without Cause and upon one year’s written notice ( “notice period”) to the Executive, in which case the Executive’s employment under this Agreement shall terminate on the date specified in such notice (except that the Executive shall continue to have the obligations provided for in Sections 6 and 7), and the Company shall have no further obligations hereunder, except (i) to pay the Executive his Short-Term Bonus (whether or not vested) for the fiscal year in which the Executive’s employment under his Agreement is terminated, pro rated to the effective date of termination, to be paid in a cash lump sum on the 30th of April following the end of Signet’s applicable fiscal year (the “Termination Year Short-Term Bonus”); (ii) to pay the Executive a cash lump sum within 30 days following the effective date of termination of the Executive’s employment due to the Company’s termination of his employment without Cause (provided that if such 30-day period begins in one calendar year and ends in another, the Executive shall have no right to designate the calendar year of payment) equal to the following: (A) an amount equal to his annual Base Salary at the effective date of termination (the “Termination Base Salary”); (B) an amount equal to the product of his Termination Base Salary and the current maximum percentage of Short-Term Bonus reduced by the average percentage, if any, that Short-Term Bonus has fallen below the maximum Short-Term Bonus percentage during the period of his employment with the Company; (C) an amount equal to 20% of his Termination Base Salary in lieu of the Company’s obligation to allocate that amount to the Executive’s account under the Deferred Compensation Plan for the termination year; and (D) an amount equal to 5% of his Termination Base Salary in lieu of all other benefits for the notice period (items (ii)(A) to (ii)(D) collectively, the “Termination Payment ”); and (iii) to pay the Executive a pro rata portion of the Retention Bonus in a cash lump sum within 30 days following termination of the Executive’s employment due to the Company’s termination of his employment without Cause; provided that if such 30-day period begins in one calendar year and ends in another, the Executive shall have no right to designate the calendar year of payment. The “pro rata portion” of the Retention Bonus shall be determined as indicated in Section 4(a) above. In the event the Company terminates the Executive’s employment under this Agreement without Cause, subject to the requirements of the relevant share option plan, the other terms of the specific grant of stock options to acquire shares of Signet (“Stock Options ”), and the discretion of the Committee, the Executive shall be entitled to exercise such Stock Options outstanding at the date of termination.

(e)	Constructive Termination; Change of Control. If there is a Constructive Termination (as hereinafter defined) of the Executive, the Executive shall have the right by written notice to Signet within 14 days of such Constructive Termination to terminate his employment hereunder, in which event the Executive shall have no further obligations under this Agreement other than the obligations provided for in Sections 6 and 7 hereof, and the Company shall have no further obligations hereunder, except to pay the Executive: (i) his Termination Year Short-Term Bonus, as provided in Section 4(d) above; (ii) a cash lump sum within 30 days following the effective date of termination of Executive’s employment due to Constructive Termination (provided that if such 30-day period begins in one calendar year and ends in another, the Executive shall have no right to designate the calendar year of payment) equal to the Termination Payment as provided in Section 4(d) above; and (iii) in the event of a Constructive Termination by the Executive other than that contemplated by (iii)(d) of the succeeding paragraph, a pro rata portion of his Retention Bonus in a cash lump sum within 30 days following the termination of the Executive’s employment due to Constructive Termination; provided that if such 30-day period begins in one calendar year and ends in another, the Executive shall have no right to designate the calendar year of payment. The “pro rata portion” of the Retention Bonus shall be determined as indicated in Section 4(a) above. In the event of a Constructive Termination by the Executive other than that contemplated by (iii)(d) of the succeeding paragraph, subject to the requirements of the relevant share option plan, the other terms of the specific grant of Stock Options, and the discretion of the Committee, the Executive shall be entitled to exercise such Stock Options outstanding at the date of termination. It is understood and agreed that, upon an event constituting a Constructive Termination, the Executive shall cooperate fully with the Company and Signet to effect the orderly transfer of the Executive’s duties to another person or persons.

           For purposes of this Agreement, a “Constructive Termination” means either (i) the removal of the Executive from the Board of Directors of the Company and the Board of Signet, if the Executive is not reelected to the Board of Directors of the Company or the Board of Signet within seven days following the date of such removal, (ii) the removal of the Executive as Group Chief Executive of Signet or Chairman of the Company or (iii) the occurrence of any one of the following events upon a “Change of Control”: (a) the termination of the Executive without cause by a third party purchaser of Signet or the Company, (b) the voluntary resignation by the Executive if the title or duties of the Executive are substantially diminished or changed without the Executive’s consent within two years following the Change of Control, (c) the voluntary resignation by the Executive if the location of the Executive’s employment is changed more than 50 miles without his consent, or (d) the Executive elects to leave the Company within six (6) months following the date of the Change of Control.

For purposes of this Agreement, a “Change of Control” means the occurrence of any one of the following events: (a) the sale of all or substantially all of the assets or capital stock of Signet or the Company to any unrelated third party; (b) the consummation of any merger or consolidation of Signet or the Company with an unrelated third party (it being understood that a capital reconstruction of Signet approved by the Board of Signet would not constitute such a transaction); or (c) a change in the Board of Signet so that during any period of two (2) consecutive years, the individuals who at the beginning of such period constitute the Board of Signet or any individuals who would be “Continuing Directors” (as hereinafter defined) cease for any reason to constitute at least a majority thereof.

For purposes of this Agreement, “Continuing Directors” shall mean the directors of Signet in office on the date hereof and any successor to any such director and any additional director who, after the date hereof (i) was nominated or selected by a majority of the Continuing Directors in office at the time of his nomination or selection and (ii) is not an “affiliate” or “associate” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) at the time of his nomination or selection of, any person who is the beneficial owner, directly or indirectly, of securities representing ten percent (10%) or more of the combined voting power of Signet’s outstanding securities then entitled ordinarily to vote for the election of directors.

(f)      LTIP and Equity Plans . In connection with any termination of the Executive’s employment under any provision of this Agreement, any payments due to the Executive under any long-term incentive plan of Signet (each, an “LTIP ”) or under any other plan under which the Executive has been granted Stock Options will be governed by the applicable rules of the LTIP or other plan, as applicable.

(g)	No Duty to Mitigate. In connection with any termination pursuant to Sections 4(d) or 4(e) above, the Executive shall not be obligated to seek alternative employment to reduce or offset the amounts payable thereunder and such amounts will not be reduced by an amounts received in connection with any alternative employment obtained by the Executive.

(h)      Termination Because of Signet or Company Reduction or Elimination of Obligations under Section 20. If Signet and/or the Company reduces, pursuant to the provisions of Section 20(a), or eliminates its directors’ and officers’ liability insurance that covers the Executive (during his employment by the Company or Signet or during his service as a member of the Board of Directors of the Company or the Board of Signet) such that the Executive does not have coverage which meets at least the £100 million aggregate coverage limits and £50 million Side A aggregate dedicated coverage limits as specified in Section 20(a), the Executive shall be permitted, upon ninety (90) days’ written notice to Signet and the Company, to terminate his employment hereunder. In the event of such termination, the Company shall have no further obligations hereunder, except (i) under Sections 4(f), 9(b), 20, and 21 of this Agreement; (ii) to pay the Executive his Base Salary prorated to the effective date of his termination; (iii) to pay his Termination Year Short-Term Bonus as provided in Section 4(d)(i); (iv) to pay the Executive a pro rata portion of his Retention Bonus in a cash lump sum within 30 days following termination of the Executive’s employment pursuant to this Section 4(h); and (v) to provide any benefits to which the Executive may otherwise have been entitled prorated to the effective date of his termination. The “pro rata portion” of the Retention Bonus shall be determined as indicated in Section 4(a) above. In such event, Executive shall continue to have the obligations provided for in Section 6 hereof but shall not have the obligations provided for in Section 7. Any of the Executive’s Stock Options outstanding as of the effective date of his termination shall be treated under the terms of the relevant share option plan, and the Executive’s entitlement to payment under any LTIP will be governed by the applicable Rules of the LTIP. For the avoidance of doubt, such termination shall not be considered a Constructive Termination and shall not entitle the Executive to any payments and benefits under any other subsection of this Section 4.

5.      Resignation Upon Termination. Upon the termination of the Executive’s employment hereunder for any reason, the Executive agrees that he shall immediately resign from all offices and directorships held by him in Signet, the Company or any of their respective subsidiaries and agrees to execute any and all documents reasonably necessary to effect such resignations as requested by Signet, the Company or any of their respective subsidiaries.

6.      Confidentiality; Ownership of Developments.

(a)      From the date hereof, during the Term of Employment and for any time thereafter, the Executive shall keep secret and retain in strictest confidence and not divulge, disclose, discuss, copy or otherwise use or suffer to be used in any manner, except in connection with the Business of the Company and the businesses of Signet and of any of the subsidiaries or affiliates of Signet or the Company, any Protected Information in any Unauthorized manner or for any Unauthorized purpose (as such terms are hereinafter defined).

(i)      “ Protected Information” means trade secrets, confidential or proprietary information, and all other knowledge, know-how, information, documents or materials owned, developed or possessed by Signet, the Company, or any of the subsidiaries or affiliates of Signet or the Company, whether in tangible or intangible form, pertaining to the Business of the Company or the businesses of Signet and any of the subsidiaries or affiliates of Signet or the Company, including, but not limited to, research and development operations, systems, data bases, computer programs and software, designs, models, operating procedures, knowledge of the organization, products (including prices, costs, sales, or content), processes, techniques, machinery, contracts, financial information or measures, business methods, business plans, details of consultant contracts, new personnel acquisition plans, business acquisition plans, customer lists, business relationships and other information owned, developed, or possessed by Signet, the Company, or the subsidiaries or affiliates of Signet or the Company, except as required in the course of performing duties hereunder; provided that Protected Information shall not include information that becomes generally known to the public or the trade without violation of this Section 6.

(ii)	“Unauthorized” means: (A) in contravention of the policies or procedures of Signet, the Company, or any of the subsidiaries or affiliates of Signet or the Company; (B) otherwise inconsistent with the measures taken by Signet, the Company, or any of the subsidiaries or affiliates of Signet or the Company to protect their interests in any Protected Information; (C) in contravention of any lawful instruction or directive, either written or oral, of an employee of Signet, the Company, or any of the subsidiaries or affiliates of Signet or the Company empowered to issue such instruction or directive; or (D) in contravention of any duty existing under law or contract. Notwithstanding anything to the contrary contained in this Section 6, the Executive may disclose any Protected Information to the extent required by court order or decree or by the rules and regulations of a governmental agency or as otherwise required by law; provided that the Executive shall provide the Company with prompt notice of such required disclosure in advance thereof so that the Company may seek an appropriate protective order in respect of such required disclosure.

(b)      The Executive acknowledges that all developments, including, without limitation, inventions (patentable or otherwise), discoveries, improvements, patents, trade secrets, designs, reports, computer software, flow charts and diagrams, procedures, data, documentation, ideas and writings and applications thereof relating to the Business or planned business of Signet, the Company or any of the subsidiaries or affiliates of Signet or the Company that, alone or jointly with others, the Executive may conceive, create, make, develop, reduce to practice or acquire during the Term of Employment (collectively, the “Developments ”) are works made for hire and shall remain the sole and exclusive property of Signet, the Company, or any of their subsidiaries or affiliates, and the Executive hereby assigns to the Company or Signet, or any of their subsidiaries or affiliates, as applicable, all of his right, title, and interest in and to all such Developments. The Executive shall promptly and fully disclose all future material Developments to the Board of Directors of the Company and, at any time upon request and at the expense of the Company, shall execute, acknowledge, and deliver to the Company all instruments that the Company shall prepare, give evidence, and take all other actions that are necessary or desirable in the reasonable opinion of the Company to enable the Company to file and prosecute applications for and to acquire, maintain and enforce all letters, patent and trademark registrations, or copyrights covering the Developments in all countries in which the same are deemed necessary by the Company. All memoranda, notes, lists, drawings, records, files, computer tapes, programs, software, source and programming narratives, and other documentation (and all copies thereof) made or compiled by the Executive or made available to the Executive concerning the Developments or otherwise concerning the Business or planned business of Signet, the Company, or any of the subsidiaries or affiliates of Signet or the Company shall be the property of Signet, the Company, or such subsidiaries or affiliates and shall be delivered to Signet, the Company, or such subsidiaries or affiliates promptly upon the expiration or termination of the Term of Employment.

(c)   The provisions of this Section 6 shall, without any limitation as to time, survive the expiration or termination of the Executive’s employment hereunder, irrespective of the reason for any termination.

7.      Covenants Not to Compete. The Executive agrees that, provided the Company has complied with its obligations under this Agreement, during the Term of Employment and for a period of two years (the “Non-Competition Period”), commencing upon the expiration or termination of the Executive’s employment hereunder, the Executive shall not, directly or indirectly, without the prior written consent of Signet:

(a)      solicit, entice, persuade, or induce any employee, consultant, agent or independent contractor of Signet, the Company or of any of the subsidiaries or affiliates of Signet or the Company to terminate his or her employment or engagement with Signet, the Company or such subsidiary, or affiliate, to become employed by any person, firm, or corporation other than Signet, the Company, or such subsidiary or affiliate or approach any such employee, consultant, agent or independent contractor for any of the foregoing purposes, or authorize or assist in the taking of any such actions by any third party (for purposes of this Section 7(a), the terms “employee,” “consultant,” “agent,” and “independent contractor” shall include any persons with such status at any time during the six months preceding any solicitation in question); or

(b) directly or indirectly own, manage, control, invest, or participate in any way in, consult with or render services for any person or entity (other than Signet, the Company, or any of the subsidiaries or affiliates of Signet or the Company) engaged in the retail jewelry business or in any business similar to the businesses presently conducted or contemplated to be conducted by Signet, the Company, or any of the subsidiaries or affiliates of Signet or the Company; provided, however, that the restrictions of this Section 7(b) shall not extend to the ownership, management, or control of a retail jewelry business by the Executive following the termination of his employment with the Company; provided that such activity is no less than sixty (60) miles distant from (1) any retail jewelry store of the Company at the time of such termination of employment or (2) any location as to which the Company is in the process of negotiating a lease and as to which a lease is executed by the Company within six (6) months following such termination; provided that notwithstanding the foregoing, the Executive shall be entitled to own up to 4% of any class of outstanding securities of any company whose common stock is listed on a national securities exchange or included for trading on the NASDAQ Stock Market.

Notwithstanding the foregoing, in the event that the Executive is terminated without Cause or there is a Constructive Termination, the Non-Competition Period shall be the longer of (i) the one-year period commencing upon the expiration or termination of the Executive’s employment hereunder or (ii) any period of time following the expiration or termination of the Executive’s employment hereunder that the Executive is receiving payments from the Company in accordance with Sections 4(d) or 4(e) of this Agreement; provided that in no event shall the Non-Competition Period be longer than the two-year period commencing upon the expiration or termination of the Executive’s employment hereunder; and provided further, that the six-month payment delay provision of Section 21(a), if the Executive is a “specified employee” (as defined in Section 21(a)), shall be disregarded for purposes of (ii) above in the computation of the Non-Competition Period.

8.      Specific Performance. The Executive acknowledges that the services to be rendered by the Executive are of a special, unique, and extraordinary character and, in connection with such services, the Executive will have access to confidential information vital to the businesses of Signet and the Company and the subsidiaries and affiliates of Signet and the Company. By reason of this, the Executive consents and agrees that if the Executive violates any of the provisions of Section 6 or 7 hereof, Signet, the Company, and the subsidiaries and affiliates of Signet and the Company would sustain irreparable injury and that monetary damages will not provide adequate remedy to any such entity and that the Company shall be entitled to have Section 6 or 7 specifically enforced by any court having equity jurisdiction. Nothing contained herein shall be construed as prohibiting Signet, the Company, or any of the subsidiaries or affiliates of Signet or the Company from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of damages from the Executive.

9.      Deductions and Withholding; No Additional Tax Liability.

(a)      The Executive agrees that the Company, or the subsidiaries or affiliates of the Company, as applicable, shall withhold from any and all compensation paid to and required to be paid to the Executive pursuant to this Agreement, all Federal, state, local, and/or other taxes which the Company determines are required to be withheld in accordance with applicable statutes or regulations from time to time in effect and all amounts required to be deducted in respect of the Executive’s coverage under applicable employee benefit plans. For purposes of this Agreement and calculations hereunder, all such deductions and withholdings shall be deemed to have been paid to and received by the Executive.

(b) It is intended that the Executive will not be liable for additional income tax liability by reason of the Executive’s continuing to serve as Group Chief Executive and as Chairman of the Company than the Executive would have been liable for had Executive also continued as Chief Executive Officer of the Company. If Executive does incur any additional income tax liability as a result thereof, the Company will reimburse the Executive for the difference grossed up at the applicable rate of income tax. Any gross-up payment shall be timely made in accordance with the Company’s established policies and procedures but in no event later than the last day of the calendar year following the calendar year in which the Executive remits the related taxes; provided that any such payment shall be subject to any six-month delay required under Section 21(a).

10.      Entire Agreement. This Agreement embodies the entire agreement of the parties with respect to the Executive’s employment and supersedes any other prior oral or written agreements, arrangements, or understandings between the Executive and the Company, including the Prior Agreement. This Agreement may not be changed or terminated orally but only by an agreement in writing signed by the parties hereto. The Company and the Executive agree that this Agreement supersedes in all respects the Prior Agreement and the Prior Agreement is hereby terminated.

11.      Waiver. The waiver by the Company of a breach of any provision of this Agreement by the Executive shall not operate or be construed as a waiver of any subsequent breach by him. The waiver by the Executive of a breach of any provision of this Agreement by the Company shall not operate or be construed as a waiver of any subsequent breach by the Company.

12.      Governing Law; Jurisdiction.

(a)      This Agreement shall be subject to, and governed by, the laws of the State of Ohio applicable to contracts made and to be performed therein.

(b) Any action to enforce any of the provisions of this Agreement shall be brought in a court of the State of Ohio located in Summit County or in a Federal court located in Cleveland, Ohio. The parties consent to the jurisdiction of such courts and to the service of process in any manner provided by Ohio law. Each party irrevocably waives any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such court and any claim that such suit, action, or proceeding brought in such court has been brought in an inconvenient forum and agrees that service of process in accordance with the foregoing sentences shall be deemed in every respect effective and valid personal service of process upon such party.

(c) The prevailing party in any action to enforce any of the provisions of this Agreement shall be entitled to reimbursement from the other party for its or his costs and expenses (including attorneys’ fees and expenses) incurred in connection with such action.

13.      Assignability . The obligations of the Executive may not be delegated; and, except with respect to the designation of beneficiaries in connection with any of the benefits payable to the Executive hereunder, the Executive may not, without the Company’s written consent thereto, assign, transfer, convey, pledge, encumber, hypothecate or otherwise dispose of this Agreement or any interest herein. Any such attempted delegation or disposition shall be null and void and without effect. The Company and the Executive agree that this Agreement and all of the Company’s rights and obligations hereunder may be assigned or transferred by the Company to and shall be assumed by and be binding upon any successor to the Company. The term “successor” means, with respect to the Company or any of its subsidiaries, any corporation or other business entity which, by merger, consolidation, purchase of the assets or otherwise, including after a Change of Control, acquires all or a material part of the assets of the Company.

14.    Severability. If any provision of this Agreement or any part thereof, including, without limitation, Sections 6 and 7, as applied to either party or to any circumstances shall be adjudged by a court of competent jurisdiction to be void or unenforceable, the same shall in no way affect any other provision of this Agreement or remaining part thereof, which shall be given full effect without regard to the invalid or unenforceable part thereof, or the validity or enforceability of this Agreement.

If any court construes any of the provisions of Section 6 or 7, or any part thereof, to be unreasonable because of the duration of such provision or the geographic scope thereof, such court may reduce the duration or restrict or redefine the geographic scope of such provision and enforce such provision as so reduced, restricted, or redefined.

15.      Notices . All notices to the Company or the Executive permitted or required hereunder shall be in writing and shall be delivered personally, by

The Company:
Sterling Jewelers Inc. 375 Ghent Road Akron, Ohio 44333 Fax: (330) 668-5191 Attn: Chief Financial Officer
with a copy to:
Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Fax: (212) 310-8007 Attn: Jeffrey Weinberg, Esq.
The Executive:
Terry Burman 4086 Derrwood Drive Akron, Ohio 44333
with a copy to:
Squire, Sanders & Dempsey L.L.P. 4900 Key Tower, 127 Public Square Cleveland, Ohio 44114-1304 Fax: (216) 479-8788 Attn: Carl A. Draucker, Esq.
Signet:
Signet Jewelers Limited C/O Signet Group plc 15 Golden Square, London W1F 9JG Fax: 44(207) 734-9376 Attn: Mark A. Jenkins

Either party may change the address to which notices shall be sent by sending written notice of such change of address to the other party. Any such notice shall be deemed given, if delivered personally, upon receipt; if telecopied, when telecopied; if sent by courier service providing for next-day delivery, the next business day following deposit with such courier service; and if sent by certified or registered mail, 3 days after deposit (postage prepaid) with the U.S. mail service.

16.      Physical Examinations. The Executive agrees, upon the request of the Company, to submit to reasonable medical examinations from time to time to the extent requested in order to obtain insurance on the life of the Executive for the benefit of the Company. The Executive hereby represents and warrants to the Company that, to the best of his knowledge, he does not have any preexisting condition that would affect the Company’s ability to obtain for him the insurance coverage contemplated by Section 3(a)(iv) of this Agreement at the standard rates paid by the Company for insurance of the type indicated.

17.     Effective Date. This Agreement shall be effective as of the date first written above.

                 18.    Paragraph Headings. The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                 19.    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument

20.      Indemnification .

(a)      Signet shall, or shall cause the Company to, maintain directors and officers’ liability insurance to protect the Executive from claims as long as the Executive continues to be employed by the Company or Signet or serves as a member of the Board of Directors of the Company or the Board of Signet. Such insurance shall (i) provide aggregate coverage limits in an amount equal to £100 million or, in the event the premium cost for such coverage exceeds three (3) times the 2008 premium cost for such coverage, such other amount that the Board of Signet may determine, acting reasonably and prudently, reflecting prevailing market conditions and reflecting coverage limits of companies that have significant business operations in the United States and a listing on a US stock exchange; (ii) include a Side A coverage with aggregate dedicated coverage limits of £50 million or, in the event the premium cost for such coverage exceeds three (3) times the 2008 premium cost for such coverage, such other amount that the Board of Signet may determine, acting reasonably and prudently, reflecting prevailing market conditions and reflecting coverage limits of companies that have significant business operations in the United States and a listing on a US stock exchange; and (iii) provide the Executive post-employment coverage (with aggregate coverage limits in an amount equal to £100 million or such other amount that the Board of Signet may determine, acting reasonably and prudently, reflecting prevailing market conditions and reflecting coverage limits of companies that have significant business operations in the United States and a listing on a US stock exchange and having side A coverage with aggregate coverage limits of £50 million or such other amount that the Board of Signet may determine, acting reasonably and prudently, reflecting prevailing market conditions and reflecting coverage limits of companies that have significant business operations in the United States and a listing on a US stock exchange) relating to the Executive’s service with Signet and the Company, including the purchase of run-off coverage with respect to the term of the Executive’s service with Signet and the Company, until all applicable statutes of limitations for claims against the Executive in all jurisdictions have expired.

(b)	Signet shall, or shall cause the Company to, indemnify, and keep indemnified, the Executive (to the full extent permitted by applicable law) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative in nature, by reason of the fact that the Executive is or was a director, officer, or employee of Signet or the Company, or, while a director, officer, or employee of Signet or the Company, is or was serving at the request of Signet or the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, employee benefit plan, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding; provided that such indemnity shall not be greater than and shall be restricted to the level of indemnification pursuant to the Fourth Amended and Restated Certificate of Incorporation of the Company, as may be amended from time to time, (the “ Company Certificate”), as in effect on the date of this Agreement, as may be limited by and amended as set forth in the next sentence of this clause. Notwithstanding the foregoing, the Executive shall be entitled to the indemnification as set forth under the Company Certificate, the Bye-Laws of Signet, and the Deed of Indemnity dated as of the date hereof, by Signet Jewelers Limited in favor of the indemnified parties set forth therein.

21.      Section 409A Compliance. The parties intend that any compensation under this Agreement, including the Retention Bonus (or under any plan or program maintained by Signet or the Company in which the Executive participates, including, without limitation, the Deferred Compensation Plan, LTIP, Short-Term Bonus, and Stock Options), be paid in compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and all regulations, guidance, and other interpretative authority thereunder (“ Section 409A” ) such that there are no adverse tax consequences, interest, or penalties as a result of the payments. To the extent permitted by law, the parties agree to modify this Agreement to the extent necessary to comply with Section 409A of the Code.

(a)      Notwithstanding any provision of the Agreement to the contrary, including without limitation, Section 3, Section 4, and Section 21(b), (i) no payments, reimbursements, or in-kind benefits provided under this Agreement, if any, to be made upon the Executive’s termination of employment or the termination of the Term of Employment shall be made unless such termination qualifies as a “separation from service” within the meaning of Section 409A (a “ separation from service”); and (ii) if at the time of the Executive’s separation from service with the Company the Executive is a “specified employee” within the meaning of Section 409A of the Code and related United States Department of Treasury guidance and the deferral of the commencement of any payments, reimbursements, or in-kind benefits otherwise payable hereunder as a result of such separation from service is necessary (as determined by Signet) in order to prevent any accelerated or additional tax under Section 409A of the Code, then any member of the Signet Group shall defer the commencement of any such payments, reimbursements, or benefits (without any reduction in such payments or benefits ultimately paid or provided to the Executive) until the earlier of: (X) the date of the Executive’s death, (Y) the earliest date as is permitted under Section 409A of the Code; or (Z) the first business day of the seventh month following the month of the Executive’s separation from service, at which time all delayed payments, reimbursements, and in-kind benefits otherwise due during the first six months following the Executive’s separation from service, shall be made, reimbursed, or provided in a lump sum on the first day of the such seventh month, and any other payments, reimbursements, or provisions shall be made in the normal course. For the avoidance of doubt, Signet's determination of whether the six-month payment delay in this Section 21(a) is necessary shall be binding on the Executive and all interested parties.

(b)	Anything in this Agreement to the contrary notwithstanding and except as set forth in this Section 21, if in connection with any payment or distribution by Signet or the Company to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (a “Payment ”), the Executive is subject to, or is notified by the Internal Revenue Service that he is or will be subject to, penalty taxes imposed by Section 409A or if any interest or penalties are incurred by the Executive with respect to such penalty taxes (such penalty taxes together with any such interest and penalties, are hereinafter collectively referred to as the “Section 409A Tax ”), then the Executive shall be entitled to receive an additional payment (a “Section 409A Gross-Up Payment”) in an amount such that after payment by the Executive of all Section 409A Tax and all income taxes (and any interest and penalties imposed with respect thereto) imposed upon the Section 409A Gross-Up Payment, the Executive retains an amount of the 409A Gross-Up Payment equal to the Section 409A Tax imposed upon the Payment; provided, however, that the Company and Signet shall only be responsible to make a Section 409A Gross-Up Payment with respect to the Section 409A Tax if the Section 409A Tax relates to or results from (i) the Company’s or Signet’s failure to operate a “nonqualified deferred compensation plan” (as such term is defined in Section 409A) (a “NQDC ”) in compliance with Section 409A on and after January 1, 2005; or (ii) the lack of compliance of any Signet or Company NQDC document or documentation with Section 409A; or (iii) the payment or distribution by Signet or the Company (or by any Signet or Company NQDC) of any NQDC amount if such payment or distribution is not in compliance with Section 409A. For the avoidance of doubt, neither the Company nor Signet shall be responsible to make any Section 409A Gross-Up Payment if, (1) after a timely notice or request by the Company or Signet to the Executive, the Executive refuses or fails to make a timely election to alter the timing of payment or distribution or (2) the Executive in his capacity as Group Chief Executive of the Company, causes the Company to take any action, or causes the Company to fail to take any action, which causes the Executive to be subject to a Section 409A Tax.

(c)	Determinations required to be made under this Section 21, regarding the amount of the Section 409A Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by (i) a certified public accounting firm selected by the Executive and reasonably acceptable by the Company, or (ii) if the parties shall not have agreed upon an accounting firm within five (5) business days of receipt of notice from the Executive, by Ernst & Young LLP (in either case, such firm selected being referred to as the “Accounting Firm”) which shall provide detailed supporting calculations both to the Company and the Executive within thirty (30) business days of the receipt of notice from the Executive that he is subject to a Section 409A Tax, or such earlier time as is reasonably requested by the Company. All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Section 409A Gross-Up Payment, as determined pursuant to this Section 21, shall be paid by the Company to the Executive within thirty (30) days of the receipt of the Accounting Firm’s determination, but in no event later than the last day of the calendar year following the calendar year in which the Executive remits the related taxes. Any determination by the Accounting Firm shall be binding upon the Company and the Executive.

* * *

      IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date first above written.

STERLING JEWELERS INC. By: /s/ Walker Boyd Name: Walker Boyd Title: Director Date: 12 November 2008
Signet agrees to the covenants and undertakings set forth in this Agreement:
SIGNET JEWELERS LIMITED By: /s/ Malcolm Williamson Name: Sir Malcolm Williamson Title: Chairman Date: 12 November 2008

/s/ Terry Burman TERRY BURMAN Date: 12 November 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date:  13th November 2008